Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

11/F No. 3 Building, 700 Yishan Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

TABLE OF CONTENT

Description	Page

Signature	3

Exhibit 99.1 – Press Release Dated June 16, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Jazy Zhang
Name:	Jazy Zhang
Title:	Chief Financial Officer

Date: June 16, 2014

Exhibit 99.1

GIANT INTERACTIVE GROUP

ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

SHANGHAI, PRC — June 16, 2014 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on July 14, 2014 at 10:00 a.m. (Hong Kong time), at the offices of O’Melveny & Myers, 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced agreement and plan of merger (the ‘‘Merger Agreement’’) dated as of March 17, 2014 and amended on May 12, 2014, among the Company, Giant Investment Limited (“Parent”) and Giant Merger Limited, a wholly owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the ‘‘Plan of Merger’’), and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Sub will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation. If completed, the proposed Merger would result in the Company becoming a privately-held company and the American depositary shares of the Company (each representing one ordinary share) (“ADSs”) no longer being listed on the New York Stock Exchange. The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors who are unaffiliated with the buyer group and any of the management members of the Company, approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the Cayman Islands on June 26, 2014 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct Citibank, N.A., in its capacity as the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on June 16, 2014. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to Georgeson Inc., the Company’s proxy solicitor, toll-free at +1 (800) 561-2871 (or +1 (781) 575-2137 outside of the United States). SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

Cautionary Statement concerning Forward Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Such statements include, among others, those concerning expected benefits and costs of the proposed Merger; management plans relating to the Merger; the expected timing of the completion of the Merger; the parties’

ability to complete the Merger considering the various closing conditions, including any conditions related to regulatory approvals, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword, World of Xianxia and Jianghu. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Investor Contacts:

Giant Interactive Group Inc.	Giant Interactive Group Inc.
Rich Chiang, IR Director	Kristie Chen, IR Manager
T: +86-21-3397-9959	T: +86-21-3397-9971
E: ir@ztgame.com	E: ir@ztgame.com
www.ga-me.com	www.ga-me.com

FleishmanHillard
Savoy Lee
T: +852-2530-0203
E: giantinteractive@fleishman.com

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